UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                         X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

OTHER RELEVANT INFORMATION

BBVA has agreed to carry out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders (the “Securities”) for a total nominal amount of 1,000,000,000 euros (the “Issuance”).

Once fully paid-up, the Securities are expected to qualify as Additional Tier 1 Capital of BBVA and its Group pursuant to the applicable solvency regulations.

The remuneration of the Securities, whose payment is discretionary and subject to certain conditions, has been set at 8,375% on an annual basis until 21 December 2028. After that, it will be reviewed in accordance with the applicable terms and conditions of the Issuance by applying a margin of 554.4 basis points on the 5-year Mid-Swap Rate.

The Issuance is in no event directed towards retail investors, without prejudice to the additional sales restrictions set out in the terms and conditions of the Issuance.

BBVA will request the listing of the Securities on the Global Exchange Market of Euronext Dublin.

Furthermore, BBVA informs that, for the purposes set out in articles 414, 417 and 511 of the Corporate Enterprises Act, the directors’ report and the report of the independent expert/auditor of accounts different from BBVA’s auditor, both related to the Issuance, have been issued. These reports will be available to shareholders through their publication on BBVA’s website (www.bbva.com) on the Issuance closing date (expected to take place on 21 June 2023) and will be reported to the first General Shareholders’ Meeting to be held after the Issuance.

Madrid, 14 June 2023

Important information:

This announcement does not constitute or form part of an offer of securities for sale in the United States or any other jurisdiction. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted. Further restrictions apply in, among other jurisdictions, Spain, the United Kingdom, Italy, Belgium, Singapore, Hong Kong, Canada and Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 14, 2023	By:	/s/ José María Caballero Cobacho

	Name:	José María Caballero Cobacho
	Title:	ALM Director